20549-0408

February 7, 2007

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
    Form SB-2, amendment number 5, filed January 31, 2007
    File Number 333-133961

Dear Mr. Young:

      We have given a full review to your amended Form SB-2 and have the following comment. Where indicated, we think this document should be revised in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Period from Inception February 3, 2006 to December 31, 2006

General

1.   We note your response to our previous comment 3 in which you state that your auditor is of the opinion that the changes in your financial statements do not constitute a restatement. However, management has revised publicly reported financial information

to correct an error in the valuation of shares issued for services, which constitutes a restatement as defined in paragraph 2(j) of SFAS 154. Therefore, please revise your document to provide restated financial information that includes the disclosures previously requested for the periods restated.

* * * * *

As appropriate, please amend your registration statement in response to these comment. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Rebekah Moore, at 202-551-3463 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By fax: Jody Walker
Fax number: 303-220-9902